Exhibit 99.1

PS International Group Ltd.

Unit 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	May 20, 2025
PS International Group Ltd.	Hong Kong

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders of PS International Group Ltd. (the “Company”) on 10:30 A.M., Hong Kong Time, on June 17, 2025 (10:30 P.M., Eastern Time, on June 16, 2025). The meeting will be held at our executive office at Unit 1002, 10/F, Join-in Hang Sing Centre, No. 2-16 Kwai Fung Crescent, Kwai Chung New Territories, Hong Kong.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,
/s/ Yee Kit, CHAN
Yee Kit, CHAN
Director and Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PS INTERNATIONAL GROUP LTD. (THE “COMPANY”)

TIME:	10:30 A.M., Hong Kong Time, on June 17, 2025 (10:30 P.M., Eastern Time, on June 16, 2025)
PLACE:	Unit 1002, 10/F, Join-in Hang Sing Centre, No. 2-16 Kwai Fung Crescent, Kwai Chung New Territories, Hong Kong

ITEMS OF BUSINESS:

Proposal One

By an ordinary resolution, to approve the re-appointment of Mr. Yee Kit, CHAN, to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Two

By an ordinary resolution, to approve the re-appointment of Mr. Hang Tat Gabriel, CHAN, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Three

By an ordinary resolution, to approve the re-appointment of Mr. Yong, YAO, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Four

By an ordinary resolution, to approve the re-appointment of Ms. Lai Ping, CHAN, to serve a term expiring at the next annual meeting of shareholders or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Five

By an ordinary resolution, to approve the re-appointment of Mr. Zijian, TONG, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Six

By an ordinary resolution, to approve the re-appointment of Mr. Eric, CHEN, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Seven

By an ordinary resolution, to approve the re-appointment of Mr. Tsao-Lung, LAI, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Eight	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.
Proposal Nine

By special resolutions,

(i)     to approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the “Second Amended M&A”), in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Existing M&A”) in its entirety with immediate effect, to reflect the changes in, among others, the amendment of the provision under clause 86(a) regarding the number of Directors from “the number of Directors shall be up to seven (7) Directors” to “the number of Directors shall be at least five (5) Directors”; and

(ii)    to authorize and instruct the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Second Amended M&A and the passing of these special resolutions.

Proposal Ten

By ordinary resolutions,

(i)     to approve the consolidation of every issued and unissued shares of the Company at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share (the “Share Consolidation”), the exact ratio of which shall be determined by further action at the discretion of the Board of Directors, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every eight (8) to ten (10) Ordinary Shares of US$0.0001 par value each (the “Pre-Consolidation Ordinary Shares”) will hold one (1) new Ordinary Share of par value ranging from US$0.0008 to US$0.001 each (the “Post-Consolidation Ordinary Shares”), and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(ii)    in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

WHO MAY VOTE:	You may vote if you were a shareholder of record on May 15, 2025.
DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about May 21, 2025.
By order of the Board of Directors,
/s/ Yee Kit, CHAN
Yee Kit, CHAN
Director and Chairman of the Board

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What am I voting on?

You will be voting on the following described in this proxy statement:

Proposal One

By an ordinary resolution, to approve the re-appointment of the director namely Mr. Yee Kit, CHAN, to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Two

By an ordinary resolution, to approve the re-appointment of the director namely Mr. Hang Tat Gabriel, CHAN, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Three

By an ordinary resolution, to approve the re-appointment of the director namely Mr. Yong, YAO, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Four

By an ordinary resolution, to approve the re-appointment of the director namely Ms. Lai Ping, CHAN, to serve a term expiring at the next annual meeting of shareholders or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Five

By an ordinary resolution, to approve the re-appointment of the director namely Mr. Zijian, TONG, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Six

By an ordinary resolution, to approve the re-appointment of the director namely Mr. Eric, CHEN, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Seven

By an ordinary resolution, to approve the re-appointment of the director namely Mr. Tsao-Lung, LAI, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Eight	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.
Proposal Nine

By special resolutions,

(i)     to approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the “Second Amended M&A”), in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Existing M&A”) in its entirety with immediate effect, to reflect the changes in, among others, the amendment of the provision under clause 86(a) regarding the number of Directors from “the number of Directors shall be up to seven (7) Directors” to “the number of Directors shall be at least five (5) Directors” ; and

(ii)    to authorize and instruct the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Second Amended M&A and the passing of these special resolutions.

Proposal Ten

By ordinary resolutions,

(i)     to approve the consolidation of every issued and unissued shares of the Company at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share (the “Share Consolidation”), the exact ratio of which shall be determined by further action at the discretion of the Board of Directors, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every eight (8) to ten (10) Ordinary Shares of US$0.0001 par value each (the “Pre-Consolidation Ordinary Shares”) will hold 1 new Ordinary Share of par value ranging from US$0.0008 to US$0.001 each (the “Post-Consolidation Ordinary Shares”), and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(ii)    in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on May 15, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of May 15, 2025, we had 25,976,936 ordinary shares issued and outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By mail, by completing, signing, and returning the enclosed proxy card; or

(3)    During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two, Three and Four, in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, at least one shareholders holding our outstanding ordinary shares as of May 15, 2025 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

How many votes are needed to approve the Company’s proposals?

Proposal One.    The re-appointment of director namely Mr. Yee Kit, CHAN. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Two.    The re-appointment of director namely Mr. Hang Tat Gabriel, CHAN. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Three.    The re-appointment of director namely Mr. Yong, YAO. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Four.    The re-appointment of director namely Ms. Lai Ping, CHAN. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Five.    The re-appointment of director namely Mr. Zijian, TONG. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Six.    The re-appointment of director namely Mr. Eric, CHEN. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Seven.    The re-appointment of director namely Mr. Tsao-Lung, LAI. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Eight.    The ratification of auditor. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Nine.    The approval and adoption of the amended and restated memorandum and articles of association of the Company. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Ten.    The consolidation of the Company’s shares. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted. Proposal Eight is considered a “routine” matter and Proposal One, Two, Three, Four, Five, Six, Seven and Ten are considered “non-routine” matters.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual Meeting.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MR. YEE KIT, CHAN, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 1 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Mr. Yee Kit, CHAN who has been nominated for reappointment to the Board at the Annual Meeting.

Mr. Yee Kit, CHAN is our founder and serves as Director and the Chairman of our board of directors, aged 66 as of the Record Date. Mr. Chan also serves as a director of PSIHK and BGG, the Operating Subsidiaries of our Group. Mr. Chan has over 40 years of experience in logistic and supply chain operations. He commenced his career at JET Freight International (H.K.) Limited in 1980. From 1981 to 1982, Mr. Chan worked as a manager at DAS Express (HK) Limited. Prior to the founding of PSIHK in 1993, Mr. Chan worked at “K” Line Air Service (Hong Kong) Limited (formerly also known as “K” Line Air Service Fast Forwarders Limited and Fast Forwarder Limited) from 1985 to 1993 with various positions including assistant sales manager, sales manager, the sales manager of Asia Pacific region and the general manager of China region. Mr. Chan obtained a high school diploma in 1978.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL TWO

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MR. HANG TAT GABRIEL, CHAN, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 2 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Mr. Hang Tat Gabriel, CHAN who has been nominated for reappointment to the Board at the Annual Meeting.

Mr. Hang Tat Gabriel, CHAN serves as our Director and Chief Executive Officer, aged 62 as of the Record Date. Mr. Chan has been serving as the General Manager of Profit Sail Int’l Express (H.K.) Limited, the Company’s operating entity since September 2021. Prior to joining Profit Sail, from 1984 to 2021, Mr. Chan served in DHL Global Forwarding, a division of Deutsche Post DHL, in Hong Kong and China, where he served in various management positions in Sales & Marketing and Logistics Management functions. Mr. Chan obtained the professional diploma in logistic and supply chain management from Hong Kong Management Association in 2005.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL THREE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MR. YONG, YAO, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 3 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Mr. Yong, YAO who has been nominated for reappointment to the Board at the Annual Meeting.

Mr. Yong, YAO serves as our Director, aged 57 as of the Record Date. Mr. Yao is an accomplished CFO with a decade-plus experience driving financial excellence in diverse sectors. Since October 2023, Mr. Yao has served at Mountain Valley MD Holding Inc. (CSE:MVMD, OTCQX:MVMDF), a biotech company listed on the Canadian Securities Exchange (“CSE”), with his current role as CFO. Mr. Yao played a pivotal role in guiding the company from the biotech research and development stage to commercialization, expanding its reach across continents with diverse business segmentations, including human healthcare, agriculture, husbandry animals, and aquatics. From October 2018 to August 2023, Mr. Yao served as CFO and a director at Hanalytics Pte Ltd (BioMind®), a healthcare AI company, responsible for overseeing corporate finance, treasury, compliance, and strategic planning. From June 2016 to October 2018, Mr. Yao served as the executive director at Xinyuan Real Estate Co., Ltd. (“Xinyuan”), an NYSE-listed real estate developer and property manager company (NYSE: XIN), and President of Xin Yan Capital, a Xinyuan subsidiary, responsible for facilitating IPO, overseeing global land acquisitions, and managing real estate projects. Prior to that, Mr. Yao served as a vice president at Bank of America Merrill Lynch from April 2013 to June 2016, vice president at Morgan Stanley from January 2009 to April 2013, and senior manager at Scotia Bank Canada from January 2002 to January 2009. Mr. Yao obtained his MBA degree from McGill University in July 2001 and a Bachelor of Science degree in Biology from Nankai University in July 1990. Mr. Yao is designated as a Fellow Chartered Management Accountant (“FCMA”) and Chartered Global Management Accountant (“CGMA”) by AICPA-CIMA UK.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL FOUR

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MS. LAI PING, CHAN, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 4 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Ms. Lai Ping, CHAN who has been nominated for reappointment to the Board at the Annual Meeting.

Ms. Lai Ping, CHAN serves as our Director, aged 48 as of the Record Date. Ms. Chan has been a Hong Kong qualified solicitor since October 2004, with extensive experience in corporate finance. Ms. Chan has been working with the senior management teams of listed companies and providing professional advisory services in relation to corporate finance, governance and compliance, business strategies, commercial transactions and solutions to manage risk exposure consistent with business goals. She is currently serving as the in-house legal counsel and director at Arbele Investment Limited (“Arbele”) and its subsidiary, Caleb Biomedical Co., Ltd. Arbele is a biotech and biopharmaceutical company focused on invention of proprietary immunotherapeutic platforms. Ms. Chan is a founder and director of Pingress Limited, an investment holding company. Ms. Chan served as a general counsel & company secretary at Aceso Life Science Group Limited (HKEX: 474) and its subsidiary Hao Tian International Construction Investment Group Limited (HKEX: 1341) each an investment holding company with diversified business in financial services, property development and construction machinery leasing and trading from February 2019 to August 2022, and at Shandong Hi-Speed Holdings Group Limited (HKEX: 412), an investment holding company from February 2018 to January 2019. From April 2015 to January 2018, Ms. Chan served as chief legal officer at Beijing Energy International Holding Co., Ltd. (HKEX: 686), an investment holding company for clean energy business. From March to August 2020, Ms. Chan served as an independent non-executive director at Lerthai Group Limited (HKEX: 112, delisted since January 2021). From August 2002 to November 2023, Ms. Chan successively worked at law firms including Fred Kan & Co., Stevenson, Wong & Co., Troutman Sanders, L&Y Law Office, etc., with her final position as a consultant. Ms. Chan obtained her master’s degree in Corporate Finance from the Hong Kong Polytechnic University in 2007, a postgraduate certificate in law from the University of Hong Kong in 2002, and a bachelor’s degree in law in 2001 from the same.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL FIVE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MR. ZIJIAN, TONG, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 5 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Mr. Zijian, TONG who has been nominated for reappointment to the Board at the Annual Meeting.

Mr. Zijian, TONG serves as our Director, aged 46 as of the Record Date. Mr. Tong has 20 years of experience in capital market and corporate finance, and has a deep understanding in transport and logistics industry with his extensive exposure in the French largest logistics group and later as an equity analyst covering the public companies in the transport and logistics industry. Mr. Tong established Embrace Future International Limited, a capital market and business consulting firm, in British Virgin Islands in December 2022 and has served as the sole director of the same since then. Mr. Tong is engaged to help companies to transition from private to public status, provide professional advisory services to support M&A, strategic investments, reverse taker-over, de-SPAC, investor relations and recapitalizations. From November 2017 to December 2021, Mr. Tong served as partner of CNZF Management Co. Ltd., a specialist investment and structuring firm headquartered in Auckland that provides funds and services to its investor shareholders, originating and managing investments focused on Fintech, Agritech, and real estate industries in the New Zealand. From January 2012 to June 2017, Mr. Tong served as the Investor Relations Director and Board Secretary at China Talent Group (“CTG”), a prestigious privately-owned human resource outsourcing service provider in Beijing, China, where he was primarily engaged in debt and equity financing matters. Mr. Tong served as a Vice President at Finance of Rodobo Internatioanl Inc., a public company once listed on OTCBB from August 2010 to December 2011. From 2006 to 2008, Mr. Tong served as the chief representative of CCG Investor Relations Beijing Office, providing investor relations consulting services to over 50 Chinese companies listed on U.S. stock markets. Mr. Tong obtained his Master’s degree in Bank and Insurance from Institut Des Hautes Etudes

Economiques et Commerciales (“INSEEC”) in Bordeaux, France in April 2006 and Bachelor’s degree in economics from Dalian Maritime University Dalian, China in July 2001. Mr. Tong has been a member of the Chartered Institute of Management Accountants (“CIMA”) since July 2017.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL SIX

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MR. ERIC, CHEN, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 6 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Mr. Eric, CHEN who has been nominated for reappointment to the Board at the Annual Meeting.

Mr. Eric, CHEN serves as our Director, aged 50 as of the Record Date. Since 2017, Mr. Chen has been the CEO of American International Bank in New York, NY. From 2008 to 2014, Mr. Chen served as Senior Vice-President of Macquarie Group Limited in Beijing, China. From 2003 to 2008, he served as Vice-President (Global Special Situations Group) of Citigroup Hong Kong. Mr. Chen worked as a Specialist (Asset Management Department) of Taiwan Asset Management Corporation (TAMCO) from 2002 to 2003. Mr. Chen received his Master of Science degree in Actuarial Science from Boston University in 2000 and Bachelor of Arts in Administrative and Commercial Studies from University of Western Ontario in 1995.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL SEVEN

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF THE DIRECTOR NAMELY MR. TSAO-LUNG, LAI, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL.

(ITEM 7 ON THE PROXY CARD)

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board keep themselves informed of the Company’s business by participating in Board and Committee meetings, by reviewing analyses and reports, and through discussions with the Chairman and other officers. There are currently five directors serving on the Board. Mr. Tsao-Lung, LAI who has been nominated for reappointment to the Board at the Annual Meeting.

Mr. Tsao-Lung, LAI serves as our Director, aged 51 as of the Record Date. Mr. Lai has extensive experience and expertise in the financial industry. Mr. Lai has served as the executive director and Head of asset management business at CTBC Asia Limited, a securities company based in Hong Kong, since March 2022, where he is responsible for directing and overseeing the effective management of the overall asset management operations. Mr. Lai also currently serves as the manager-in-charge of the overall management oversight (“MIC of OMO”) and a licensed responsible officer (“RO”) authorized by the Securities and Future Commission of Hong Kong (“SFC”). Mr. Lai has served as the non-executive director at Land and Houses Securities Public Company limited, a financial services companies in Thailand, since April 2024, and a director of CTBC Funds SPC since August 2023. Prior to his current positions, Mr. Lai served as managing director, MIC of OMO and SFC licensed RO at HS Securities Limited from

September 2020 to February 2022, responsible for monitoring all business sector and ensuring the effectiveness of overall operation. From January 2013 to August 2020, Mr. Lai served as the Chairman and managing director at TC Concord Securities Limited, supervising all departments and overseeing both frontline and back-office staff. Prior to that, Mr. Lai served as a director of International Business at Phillip Securities (Hong Kong) Limited from May 2007 to December 2012, where he was primarily responsible for establishing strategic alliances with domestic and foreign institutions and delivering quality solutions and services to financial institutions and investors. Mr. Lai also served for Polaris Securities Group from August 2000 to March 2007, with his last position as the managing director of Polaris Securities (Hong Kong) Limited. Mr. Lai obtained his Master of Science in Actuarial Science from Boston University in September 1998 and an Honor Bachelor of Science from the University of Toronto in July 1997.

The Board has no reason to believe that the nominee will be unwilling or unable to serve, if appointed as a director. The affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) is required to appoint the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Yee Kit, CHAN serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL EIGHT

BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF WWC, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025

(ITEM 8 ON THE PROXY CARD)

We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s fiscal year 2025 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of WWC, P.C. be ratified by shareholders.

Audit services to be provided by WWC, P.C., Inc. for fiscal 2025 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL NINE

BY SPECIAL RESOLUTIONS, TO ADOPT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(ITEM 9 ON THE PROXY CARD)

General

The Board of Directors approved, and recommended the shareholders of the Company to approve, by special resolutions to,

(i)     approve and adopt the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to this notice (the “Second Amended M&A”) in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the company currently in effect (the “Existing M&A”) in its entirety with immediate effect, to reflect the changes in, among others, the amendment of the provision under clause 86(a) regarding the number of Directors from “the number of Directors shall be up to seven (7) Directors” to “the number of Directors shall be at least five (5) Directors”; and

(ii)    authorize and instruct the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Second Amended M&A and the passing of these special resolutions.

Potential Effects

If shareholders approve this proposal, the adoption of the Second Amended M&A will become effective immediately upon such approval.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

PROPOSAL TEN

BY AN ORDINARY RESOLUTION, TO APPROVE THE CONSOLIDATION OF THE
COMPANY’S SHARES

(ITEM 10 ON THE PROXY CARD)

General

The Board of Directors, being aware of the fact that the Ordinary Shares of the Company has been trading on Nasdaq below Nasdaq’s minimum bid price requirement set forth in Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A) and the general volatility of current market conditions, and in order to maintain compliance to Nasdaq Listing Rules, including the minimum bid price requirement, has determined that it is in the best interests of the Company to effect a consolidation of each issued and unissued share in the authorised share capital of the Company (the “Share Consolidation”) into fewer, proportionally more valuable, shares at a ratio within a range of eight (8) shares into one(1) share to ten (10) shares into one (1) share, the exact ratio of which shall be determined by further action of the Board of Directors, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every eight (8) shares to ten (10) Ordinary Shares of US$0.0001 par value each (the “Pre-Consolidation Ordinary Shares”) will hold 1 new Ordinary Share of par value ranging from US$0.0008 to US$0.001 each (the “Post-Consolidation Ordinary Shares”), and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share.

In respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors may settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The Share Consolidation is conditional upon the board of directors of the Company determining, confirming and approving that the Share Consolidation is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

The conditionality of the Share Consolidation will expire on October 15, 2025. In the event that no Effective Date has been determined by the Board of Directors after this date, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

Purpose of the Share Consolidation

The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the Ordinary Shares of the Company. In particular, this will help us to maintain the listing of our Ordinary Shares on Nasdaq.

Delisting from Nasdaq may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our Ordinary Shares. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

If we are delisted from Nasdaq and we are not able to list our Ordinary Shares on another exchange, our Ordinary Shares could be quoted on the OTC Markets or in the “pink sheets.” As a result, we could face significant adverse consequences including, among others:

•        a limited availability of market quotations for our securities;

•        a determination that our Ordinary Shares is a “penny stock” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and little or no analyst coverage for us;

•        we would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and

•        a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form F-3) or obtain additional financing in the future.

As of the Record Date, we were not in compliance with Nasdaq’s minimum bid price requirement. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to regain or maintain compliance with the listing rules of Nasdaq and to avoid, or at least mitigate, the likely adverse consequences of our Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Ordinary Shares.

Determination of Ratio

The ratio of the Share Consolidation, if approved and implemented, will be a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share, with the final ratio to be determined by the Board of Directors on the Effective Date on or prior to October 15, 2025. Even if approved, the Board of Directors will have discretion not to implement the Share Consolidation.

In determining the Share Consolidation ratio, the Board of Directors will consider numerous factors, including:

•        the historical and projected performance of our Ordinary Shares;

•        general economic and other related conditions prevailing in our industry and in the marketplace;

•        the projected impact of the selected Share Consolidation ratio on trading liquidity in our Ordinary Shares;

•        our capitalization (including the number of our Ordinary Shares issued and outstanding);

•        the prevailing trading price for our Ordinary Shares and the volume level thereof; and

•        potential devaluation of our market capitalization as a result of a Share Consolidation.

The purpose of asking for authorization to implement the Share Consolidation at a ratio to be determined by the Board of Directors, as opposed to a ratio fixed in advance, is to give the Board of Directors the flexibility to take into account then-current market conditions and changes in price of our Ordinary Shares and to respond to other developments that may be deemed relevant when considering the appropriate ratio.

Potential Effects

The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company or proportionate voting power, except for minor adjustments due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.

The principal effect of the Share Consolidation will be that (i) the authorized share capital of the Company be consolidated at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share, as the case may be based on the ratio for the Share Consolidation as determined by the Board of Directors, and (ii) all outstanding instruments entitling the holders thereof to purchase Ordinary Shares will enable such holders to purchase, upon exercise or conversion of their instruments, as applicable, between and including one-thirtieth to one-eightieth of the number of Ordinary Shares which such holders would have been able to purchase upon exercise or conversion of their instruments, as applicable, immediately preceding the Share Consolidation at an exercise or conversion price equal to between and including 8 to 10 times the exercise or conversion price specified before the Share Consolidation, resulting in essentially the same aggregate price being required to be paid therefor upon exercise or conversion thereof immediately preceding the Share Consolidation, as the case may be based on the ratio for the Share Consolidation as determined by the Board of Directors.

The following assumptions, which is for illustrative purposes only, illustrates the effects of the Share Consolidation at certain ratios within the foregoing range, without giving effect to any adjustments for fractional shares, on the authorized share capital of the Company upon change of authorized share capital:

Assuming eight (8) shares into one (1) share Share Consolidation ratio:

From US$50,000 divided into 400,000,000 Ordinary Shares of US$0.0001 par value per share and 100,000,000 Undesignated Shares of US$0.0001 par value per share, to US$50,000 divided into 50,000,000 Ordinary Shares of US$0.0008 par value per share, and 12,500,000 Undesignated Shares of US$0.0008 par value per share.

Assuming ten (10) shares into one (1) share Share Consolidation ratio:

From US$50,000 divided into 400,000,000 Ordinary Shares of US$0.0001 par value per share and 100,000,000 Undesignated Shares of US$0.0001 par value per share, to US$50,000 divided into 40,000,000 Ordinary Shares of US$0.001 par value per share, and 10,000,000 Undesignated Shares, US$0.001 par value per share.

Accounting Matters

The Share Consolidation will increase the par value of our Ordinary Shares, respectively, in proportion to the ratio of the Share Consolidation, as determined by the Board of Directors. As a result, on the Effective Date, the number of authorized share capital would be reduced proportionate to the ratio of the Share Consolidation, as determined by the Board of Directors; however, the stated capital on our balance sheet attributable to the share capital will not be affected. The per share net loss and net book value of our equity will be retroactively increased for each period because there will be fewer securities outstanding.

Registration and Trading of the Ordinary Shares

The Share Consolidation will not affect the registration of the Ordinary Shares or the Company’s obligation to publicly file financial and other information with the SEC. When the Share Consolidation is implemented, the Ordinary Shares will begin trading on a post-split basis on the Effective Date announced by the Company through press release. In connection with the Share Consolidation, the CUSIP number of the Ordinary Shares (which is an identifier used by participants in the securities industry to identify the Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share, therefore each shareholder will be entitled to receive one Ordinary Share in lieu of the fractional share that would have resulted from the Share Consolidation.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is required by the shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date, and mail new certificates to shareholders.

Certain Risks Associated with the Share Consolidation

Before voting on this proposal, you should consider the following risks associated with the implementation of the Share Consolidation:

•        Although we expect that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, we cannot assure you that the Share Consolidation, if implemented, will increase the market price of the Ordinary Shares in proportion to the reduction in the number of the Ordinary Shares outstanding or result in a permanent increase in the market price. The effect the Share Consolidation may have upon the market price of the Ordinary Shares cannot be predicted with any certainty, and the history of similar Share Consolidations for companies in similar circumstances to ours is varied. The market price of the Ordinary Shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of the Ordinary Shares after the proposed Share Consolidation may be lower than the total market capitalization before the proposed Share Consolidation and, in the future, the market price of the Ordinary Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the proposed Share Consolidation.

•        The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-consolidation basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

•        While the Board of Directors believes that a higher share price may help generate investor interest, there can be no assurance that the Share Consolidation will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the Ordinary Shares may not necessarily improve.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual Meeting or other information related to the proxy solicitation, you may contact the Company at +852 2754-3320.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to PS International Group Ltd., Unit 1002, 10/F Join-in Hang Sing Centre No. 2-16 Kwai Fung Crescent, Kwai Chung New Territories, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,
/s/ Yee Kit, CHAN
Yee Kit, CHAN
Director and Chairman of the Board

APPENDIX A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

PS INTERNATIONAL GROUP LTD.

(adopted by a Special Resolution passed on [date] 2025)

1.           The name of the Company is PS International Group Ltd.

2.           The Registered Office of the Company will be situated at offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.           The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.           The authorised share capital of the Company is US$50,000 divided into 500,000,000 Shares, 400,000,000 of which shall be Ordinary Shares, US$0.0001 par value per share, and 100,000,000 shares of which shall be Undesignated Shares, US$0.0001 par value per share. Subject to the Companies Act, the Articles and, where applicable, the Designated Stock Exchange Rules, the Board of Directors is authorized, in their absolute discretion, to establish from the Undesignated Shares, by resolution, one or more Classes or series of shares as they deem necessary or appropriate and to determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, at such times and on such other terms as they think proper. Subject to the Companies Act, the Articles and, where applicable, the Designated Stock Exchange Rules, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.           The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.           Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

PS INTERNATIONAL GROUP LTD.

(adopted by a Special Resolution passed on [date] 2025)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.           In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”

means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means PS International Group Ltd., a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of the Shares, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;
“Officer”	means a person then appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator;
“Ordinary Resolution”	means a resolution:

(a)   passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”

means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes, designated or undesignated as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)   passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;
“Undesignated Share”	means an undesignated share in the capital of the Company of US$0.0001 nominal or par value;
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and
“Virtual Meeting”

means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.           In these Articles, save where the context requires otherwise:

(a)     words importing the singular number shall include the plural number and vice versa;

(b)    words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)     the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)    reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)     reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)     reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)    reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)    any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)     any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)     Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.           Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.           The business of the Company may be conducted as the Directors see fit.

5.           The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.           The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.           The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office. For so long as any Shares are listed on the Designated Stock Exchange, title to such listed Shares may be evidenced and transferred in accordance with the Designated Stock Exchange Rules that are or shall be applicable to such listed Shares. The register of Members maintained by the Company in respect of such listed Shares (whether the principal register or a branch register) may be kept by recording the particulars required by Section 40 of the Companies Act in a form otherwise than legible (provided it is capable of being reproduced in a legible form) if such recording otherwise complies with the Designated Stock Exchange Rules.

SHARES

8.           Subject to the Companies Act and these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)     issue and allot or otherwise deal with Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine, except that no Share may be issued at a discount except in accordance with the Companies Act;

(b)    confer rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)     grant options with respect to Shares and issue warrants or similar instruments with respect thereto to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as the Directors may from time to time determine.

9.           Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)     either at a premium or at par; or

(b)    with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

10.         The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 13, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)     the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)    whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)     the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other Class or any other series of shares;

(d)    whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)     the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)     whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)    whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)    the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other Class of shares or any other series of preferred shares;

(i)     the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other Class of shares or any other series of preferred shares; and

(j)     any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares or other securities to bearers.

11.         The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

12.         The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

MODIFICATION OF RIGHTS

13.         Whenever the share capital of the Company is divided into different Classes of Shares, the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be varied with the consent in writing of the holders of at least two-thirds of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

14.         The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

15.         Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

16.         Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

17.         Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

18.         If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.         In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

21.         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

22.         The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor, the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold, and that sum is not paid within fourteen (14) calendar days after that notice is deemed to be given under these Articles.

23.         To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

24.         For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25.         The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

26.         Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

27.         Members registered as the joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

28.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

29.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

30.         Subject to the terms of allotment, the Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

31.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

32.         If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

33.         The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

34.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

35.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

36.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

37.         A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

38.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

39.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

40.         The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Notwithstanding the foregoing, title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Companies Act.

41.         (a)         The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)    The Directors may also decline to register any transfer of any Share unless:

(i)     the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)    the instrument of transfer is in respect of only one Class of Shares;

(iii)   the instrument of transfer is properly stamped, if required;

(iv)   in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)    a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

42.         The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

43.         All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

44.         The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

45.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

46.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

47.         The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

48.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

49.         The Company may by Ordinary Resolution:

(a)     increase its share capital by new Shares of such amount as it thinks expedient;

(b)    consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)     convert all or any of its paid up Shares into stock, and reconvert that stock into paid up Shares of any denomination;

(d)    subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)     cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled, provided that, whenever as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share, the Directors may on behalf of those Members deal with the fractions as he/she thinks fit.

50.         Subject to the Companies Act and to any rights for the time being conferred on the Members holding a particular Class of Shares, the Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

51.         Subject to the Companies Act and these Articles, the Company may:

(a)     issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

(b)    redeem or purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorised by these Articles;

(c)     accept the surrender for no consideration of any fully paid Share (including any redeemable Share) on such terms and in such manner and terms as the Directors may determine;

(d)    subject to any rights for the time being conferred on the Members holding a particular Class of Shares, with the consent by Special Resolution of the Members holding Shares of a particular Class, vary the rights attaching to that Class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(e)     make a payment in cash or in specie (or partly in one and partly in the other) in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

52.         The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

53.         The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

TREASURY SHARES

54.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

55.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

56.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

57.         (a)         The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)    At these meetings the report of the Directors (if any) shall be presented.

58.         (a)         The Chairman or the Directors (acting by a resolution of the Board) may call general meetings at any time, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)    A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding Shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)     The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)    If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days.

(e)     A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

59.         At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)     in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)    in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the Shareholders having a right to attend and vote at the meeting, Present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

60.         Subject to the Companies Act, a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least ninety (90%) percent of the voting rights of all those who have a right to vote at that meeting.

61.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

62.         No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-half (1/2) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present, shall be a quorum for all purposes.

63.         If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

64.         If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

65.         The Chairman, if any, shall preside as chairman at every general meeting of the Company.

66.         If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

67.         The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)     The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)    If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

68.         The chairman of any general meeting at which a quorum is Present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

69.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

70.         At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

71.         A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

72.         All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

73.         A poll shall be taken forthwith or at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

74.         Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Share of which such Shareholder is the holder.

75.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

76.         Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

77.         No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

78.         On a poll votes may be given either personally or by proxy.

79.         Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a poll. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

80.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

81.         The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

82.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

83.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

84.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

85.         If a recognised clearing house (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

86.         (a)         Unless otherwise determined by the Company in general meeting, the number of Directors shall be at least five (5) Directors and the majority of whom shall be independent Directors under the Designated Stock Exchange Rules, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)    The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of them to be the chairman of the meeting.

(c)     The Board may, by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, or the Company may by Ordinary Resolution, appoint any person to be a Director.

(d)    The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)     An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

(f)     A Director may be removed from office by the affirmative vote of two-thirds (2/3) of the Directors then in office (except with regard to the removal of the Chairman, who may be removed from office by the affirmative vote of all Directors), or by Ordinary Resolution (except with regard to the removal of the Chairman, who may be removed from office by Special Resolution), notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(g)    A vacancy on the Board created by the removal of a Director under the previous clause may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

87.         The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

88.         A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

89.         The remuneration of the Directors may be determined by the Directors.

90.         The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

91.         Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. No appointment shall take effect until the Director has given notice of the appointment to the Board. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. No revocation shall take effect until the Director has given notice of the revocation to the Board. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

92.         Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

93.         Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

94.         Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of them to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

95.         The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

96.         The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit or otherwise required by the Designated Stock Exchange Rules; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

97.         The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

98.         The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

99.         The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

100.       The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

101.       Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

102.       The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

103.       The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

104.       The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

105.       Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

106.       The office of Director shall be vacated, if the Director:

(a)         becomes bankrupt or makes any arrangement or composition with his creditors;

(b)         dies or is found to be or becomes of unsound mind;

(c)         resigns his office by notice in writing to the Company;

(d)         is removed from office pursuant to any other provision of these Articles;

(e)         without the consent of the other Directors, he is absent from meetings of Directors for a continuous period of six months; or

(f)          he is prohibited by the law of the Cayman Islands from acting as a Director.

PROCEEDINGS OF DIRECTORS

107.       The Directors may meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

108.       A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

109.       The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

110.       A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

111.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

112.       Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

113.       The Directors shall cause minutes to be made for the purpose of recording:

(a)         all appointments of Officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)         all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

114.       When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

115.       A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

116.       The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

117.       Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of them to be chairman of the meeting.

118.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

119.       All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

120.       A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

121.       Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

122.       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

123.       The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

124.       Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

125.       The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

126.       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

127.       If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

128.       No dividend shall bear interest against the Company.

129.       Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

130.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors and in accordance with the requirements of the Companies Act.

131.       The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

132.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Special Resolution.

133.       The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

134.       The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

135.       Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

136.       The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

137.       The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

138.       Subject to the Companies Act, the Directors may:

(a)         resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)         appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)         paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

              and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)         make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)         authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)          the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)         the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)         generally do all acts and things required to give effect to the resolution.

139.       Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)         employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)         any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)         service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

140.       The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

141.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

142.       Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

143.       Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

144.       Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

145.       Any notice or other document, if served by:

(a)         post, shall be deemed to have been served two (2) calendar days after the time when the letter containing the same is posted;

(b)         facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)         recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)         electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

146.       Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

147.       Notice of every general meeting of the Company shall be given to:

(a)         all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)         every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

INFORMATION

148.       Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

149.       Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

150.       To the maximum extent permitted by applicable law, the Company shall indemnify each existing or former Secretary, Director (including alternate Director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)         all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)         without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

151.       To the extent permitted by applicable law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

152.       To the extent permitted by applicable law, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own actual fraud, willful default or willful neglect.

153.       To the extent permitted by applicable law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty:

(a)         an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)          the Company;

(ii)         a company which is or was a subsidiary of the Company;

(iii)        a company in which the Company has or had an interest (whether direct or indirect); and

(b)         a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

FINANCIAL YEAR

154.       Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

155.       No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

156.       If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to Article 157, determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

157.       If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

158.       Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

159.       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

160.       In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

161.       If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

162.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

163.       The Directors, or any service providers (including the Officers, the Secretary and the Registered Office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

164.       For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, Officer or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time).

165.       Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring the Share issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.